Exhibit 99.1

Investor Presentation June 2019 1Q, 2Q Exor Bracket search Net Premiums Written (case) Uppercase segment titles Lower case property catastrophe Severance Capitalization

2 Disclaimer Forward-Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or our results of operations. Forward-looking statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ, potentially materially, from those reflected in such forward-looking statements, including, without limitation, the information included in regarding projections; efficiencies/cost avoidance; cost savings; income and margins; earnings; growth; economies of scale; the economy; future economic performance; deployment of capital; future acquisitions and dispositions; litigation; potential and contingent liabilities; management’s plans; business portfolios and taxes. Forward-looking statements may be preceded by, followed by or include the words “may,” “might,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” or “continue,” the negative of these terms and other comparable terminology. Forward-looking statements are not guarantees of performance. You should understand that the important factors set forth below, in addition to those risk factors disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission (“SEC”), could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements. First, our ability to generate an appropriate return on our operations over a reinsurance cycle is dependent on our individual performance, but also on industry factors that impact the level of competition and the price of risk. The level of competition is determined by supply of and demand for capacity. Demand is determined by client buying behavior, which varies based on the client’s perception of the amount and volatility of risk, its financial capacity to bear it and the cost of risk transfer. Supply is determined by the existing reinsurance companies’ level of financial strength and the introduction of capacity from new start-ups or capital markets. Supply and demand for capacity is also impacted by consolidation of competitors, customers and insurance and reinsurance brokers. Significant new capacity or significant reduction in demand will depress industry profitability until the supply/demand balance is redressed. Extended periods of imbalance could depress industry profitability. Second, we knowingly expose ourselves to significant volatility in our quarterly and annual net income. We create shareholder value by assuming risk from the insurance and capital markets. This exposes us to volatile earnings as untoward events happen to our clients and in the capital markets. Examples of potential large loss events include, without limitation: natural catastrophes such as windstorms, hurricanes, tsunamis, earthquakes, floods, hailstorms, tornadoes, severe winter weather, fires, drought, etc.; man-made disasters such as terrorism; declines in the equity and credit markets; systemic increases in the frequency or severity of casualty losses; and new mass tort actions. We manage large loss events through evaluation processes, which are designed to enable proper pricing of these risks over time, but which do little to moderate short-term earnings volatility. The only effective tools to dampen earnings volatility are through diversification by building a portfolio of uncorrelated risks and through the purchase of retrocessional coverage to optimize a portfolio. We do not use significant capital market hedges or trading strategies in the pursuit of stability in earnings. Third, we expose ourselves to several very significant risks that are of a size that can impact our financial strength or regulatory capital. We believe that the following can be categorized as very significant risks: natural catastrophe and climate change risk, including the risk of increases in the frequency and severity of natural catastrophes and the losses that result from them; long tail reinsurance risk; market risk; interest rate risk; default and credit spread risk; equity and real estate valuation risk; concentration risk, including our reliance on a small number of reinsurance brokers and other distribution services for a significant portion of our revenue; currency risk, including foreign currency exchange rate fluctuations; counterparty risk; trade credit underwriting risk; operational risk, including our ability to successfully implement our business strategies and initiatives, including strategic investments and mergers and acquisitions; longevity risk; pandemic risk; cybersecurity risk, including technology breaches or failure; agriculture risk; and political, regulatory and taxation risk. These risks can accumulate, individually or in the aggregate, to the point that they exceed a year’s worth of earnings and potentially adversely affect the capital base of the Company. We rely on our internal risk management processes, models and systems to manage these risks at the nominal exposure levels approved by the Company’s board of directors. However, because these models and processes may fail, we also impose limits on our exposure to these risks. We caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this document. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this document or to reflect actual outcomes. Additional factors that may affect future results and conditions are described in our filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018. SEC Rule 433 The issuer has filed a registration statement (including a base prospectus and the accompanying prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the accompanying prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049. Non-GAAP Financial Information This presentation contains financial measures that are not calculated in accordance with generally accepted accounting principles ("GAAP"). The non-GAAP financial measures include Common Shareholder’s Equity, Total Capital and Debt to Total Capital. Management believes that these non-GAAP financial measures, when used in conjunction with the results presented in accordance with GAAP, may enhance an investor's overall understanding of the Company's past financial performance. Accordingly, management uses these non-GAAP measures internally in financial planning and to monitor business unit performance. This information should be considered in addition to, and not as substitutes for, information prepared in accordance with GAAP. Further information regarding these non-GAAP financial measures is included in footnotes relating to such measures.

3 Disclaimer (continued) Nothing in this presentation should be construed as legal, tax, accounting, investment or other advice or as a recommendation regarding the notes to which this communication relates (the “notes”) by the issuer, the guarantor or their subsidiaries or by Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Goldman Sachs & Co. LLC , HSBC Securities (USA) Inc. or any other manager. Notice to Persons in the United Kingdom This communication is not being made, and has not been approved, by an authorized person for the purposes of section 21(1) of the Financial Services and Markets Act 2000. Accordingly, this communication is only being distributed to, and is directed only at persons in the United Kingdom who are qualified investors within the meaning of Article 2(1)(e) of Directive 2003/71/EC (as amended or superseded, the “Prospectus Directive”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order (each such person being referred to as a “relevant person”). Any investment activity to which this communication may relate is only available to, and any invitation, offer, or agreement to engage in such investment activity will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this presentation or any of its contents. Notice to Persons in the European Economic Area PRIIPs Regulation/Prohibition of sales to EEA retail investors -- The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of (EU 2016/97, as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. Other Jurisdictions Outside the United States No action may be taken in any jurisdiction other than the United States that would permit a public offering of the notes or the possession, circulation or distribution of this presentation, the prospectus or the accompanying prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither this presentation, the prospectus, the accompanying prospectus supplement nor any other offering material or advertisements in connection with the notes may be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

4 Speaker Mario Bonaccorso EVP and Chief Financial Officer, PartnerRe Ltd. Mario Bonaccorso is the Chief Financial Officer of PartnerRe Ltd., and a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s financial operations and third party capital initiatives. Prior to joining PartnerRe in 2015, Mr. Bonaccorso served as Managing Director of EXOR. Prior to joining EXOR, Mr. Bonaccorso worked as a Research and Development Telecom Engineer at Qualcomm Inc., as an engagement manager at McKinsey & Co. and as Chief Investment Officer of Jupiter Finance. Mr. Bonaccorso has a Master of Science cum laude in Telecommunications Engineering at Politecnico di Torino University and an MBA with honors from INSEAD. Mr. Bonaccorso has served on behalf of EXOR on the Board of Directors of Cushman & Wakefield, Banijay Holding, Banca Leonardo and EXOR SA.

Offering Summary Issuer PartnerRe Finance B LLC Guarantor PartnerRe Ltd. Principal Amount [$500,000,000] Format SEC Registered Security Type 10-year senior unsecured notes (the “Notes”) Maturity July 2, 2029 Redemption The Notes may be redeemed at the option of the issuer but will not be redeemable at any time prior to [ , 2022] without BMA Approval, and will not be redeemable at any time prior to their maturity if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption of the Notes, unless, in each case, PartnerRe replaces the capital represented by the Notes with capital having equal or better treatment as the Notes under the Group Rules Principal Repayment at Maturity For the avoidance of doubt, payment of principal on the date of maturity will not be subject to the BMA Redemption Requirements Ranking Equally in right of payment with existing and future unsecured indebtedness of the issuer; contractually subordinated to obligations of PartnerRe’s subsidiaries (including policyholders) Use of Proceeds Redemption of the 5.500% Senior Notes due June 1, 2020 and will lend the remainder, if any, to PartnerRe U.S. Corporation, its direct parent, to be used for general corporate purposes Expected Ratings [REDACTED] Expected BMA Capital Treatment Tier 3 Joint Bookrunners Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Goldman Sachs & Co. LLC, and HSBC Securities (USA) Inc. The table shown above represents a summary of terms and conditions of the notes. Investors should refer to the prospectus supplement and accompanying prospectus in making their decision 5

Key Investment Highlights

Overview of PartnerRe

PartnerRe

PartnerRe is a leading global reinsurer that helps insurers reduce their earnings volatility, strengthen their capital base and grow their businesses through reinsurance solutions.

Key Highlights

- Leading global, diversified and pure-play reinsurer operating in over 150 markets with 2,000+ clients
- Founded in 1993, headquartered in Bermuda with 20 offices worldwide
- Privately owned by EXOR N.V. since 2016
- Strong, diversified franchise built on successful organic growth and four strategic acquisitions:
  - SAFR (1997)
  - WinterthurRe (1998)
  - ParisRe (2009)
  - Aurigen (2017)
- Highly diversified book of businesses in terms of geography and product lines



Specialty Lines
Property & Casualty
Life and Health

- Diligent underwriting culture, conservative balance sheet and disciplined investment decisions
- Solid Financial Strength Ratings:
  - A+ (stable) by S&P
  - A1 (stable) by Moody's
  - A (positive) by A.M. Best

Financial Snapshot

($ in millions)

U.S. GAAP	Q1 2019 (Unaudited)	Q1 2018 (Unaudited)	2018	2017	2016
Gross Premiums Written	$2,117	$1,805	$6,300	$5,588	$5,357
Non-Life Combined Ratio	97.7%	95.2%	101.9%	102.3%	93.9%
Net Income (Loss) Attributable to Common Shareholder[1]	$497	$(120)	$(132)	$218	$387
Net Income (Loss) ROE[2]	n.m.[3]	n.m.[3]	(2.2)%	3.6%	6.4%
Common Shareholder's Equity[4]	$6,273	$5,857	$5,812	$6,041	$5,984
Total Capital[5]	$8,375	$8,038	$7,929	$8,193	$8,025

2018 Gross Premiums Written by Line of Business



Life and Health 20%
Specialty 32%
Property & Casualty 48%

[1] The Company's fixed maturity securities are accounted for at fair value, with changes in fair value included in net income or loss Includes net realized and unrealized gains/losses on short-term investments and fixed maturities of (i) $469M gain in Q1 2019; (ii) $223M loss in Q1 2018; (iii) $390M loss in 2018; (iv) $232M gain in 2017; and (v) $ 26M gain in 2016

[2] ROE is calculated as net income or loss attributable to common shareholder divided by average Common Shareholder's Equity

[3] Not meaningful

[4] Common Shareholder's Equity is a non-GAAP financial measure. It is defined as total shareholders' equity less preferred shares, aggregate liquidation value

[5] Total Capital is a non-GAAP financial measure. It is defined as Total Debt Liabilities (calculated as the total of senior notes plus capital efficient notes) plus preferred shares, aggregate liquidation value plus Common Shareholder's Equity. Please see slide 18 for further information

7

8 Business Segments Business Segments Specialty Lines Property & Casualty Life and Health Clients Global insurers, Lloyd’s syndicates and monoline insurers Global, regional/local multiline insurers and health insurers in the U.S. Life insurers, self-funded employers and hospitals Risk Profile Specialty lines requiring specific underwriting expertise Property (property damage or business interruption losses) and casualty (D&O, E&O, medical malpractice, etc.) focus Biometric risks (mortality, longevity and morbidity); avoids investment risk 2018 Gross Premiums Written $2,050M (32%) $3,015M (48%) Standard P&C: $2,537M Catastrophe: $478M $1,235M (20%) 2018 Business Mix1 Three key business segments allow broad capture of diversified risk offerings. 1 Based on GPW Aviation / Space 11% Credit / Surety 27% Energy 4% Marine 5% Multiline 15% Specialty Casualty 2% Specialty Property 5% Engineering 6% Agriculture 25% Mortality/Morbidity 68% Longevity 28% Health 4% U.S. Health 13% Property 21% Catastrophe 16% Motor 10% Casualty 35% Multiline 5%

PartnerRe Value Proposition

PartnerRe

Clear strategy and financial foundation should achieve strong growth and profitability.

1 **Top 10 Global Reinsurer with Long Term Focus and Lack of Conflicts**	▪ 9th largest global and 6th largest composite reinsurer ▪ Strict focus on reinsurance to avoid competing with clients ▪ EXOR private ownership promotes stability, allows PartnerRe to take a long-term view and better manage the reinsurance cycle
2 **Global Footprint and Broad Underwriting Diversification, with Low Exposure to Property Catastrophe Risk**	▪ Global footprint with limited geographic concentration, and strength across Europe and North America ▪ Diversified product portfolio, supported by attractive Specialty and Life and Health reinsurance segments ▪ Attractive business mix with low exposure to property catastrophe risk ▪ Life and Health represents profitable growth potential and promotes diversification benefits in terms of capital and earnings (low correlation to Non-Life reinsurance losses)
3 **Strong Underwriting Performance Coupled with Low Volatility**	▪ Stable increase in book value as a result of best-in-class combined ratios and below average volatility ▪ Amongst the lowest expense ratio in the (re)insurance industry (reduced from 6.9% in 2016 to 5.5% in 2018)[1]
4 **Disciplined Capital Deployment Through the Underwriting Cycle**	▪ Disciplined underwriting across the cycle, also leveraging retrocessional arrangements and alternative capital capacity ▪ Increased Non-Life capital deployment in 2019 due to improved pricing
5 **Robust Financial Strength and Strong Capitalization**	▪ History of consistent favorable reserve development ▪ Strong capitalization, in excess of $8.3B[2], which has been stable despite heavy 2017 and 2018 catastrophes ▪ Sound capital structure and financial leverage
6 **Conservative Investment Portfolio, Duration-Matched with Liabilities**	▪ 82% of securities are cash and cash equivalents, government bonds or investment grade fixed income securities as of March 31, 2019 ▪ Duration matched with liabilities ▪ Average credit rating 'A'; average yield to maturity 3.0% as of 3/31/2019

9

[1] Calculated as Other Expenses / Total NPE. FY 2016 Other Expenses adjusted for transaction and reorganization related costs of $128M

[2] Total Capital is a non-GAAP financial measure. It is defined as Total Debt Liabilities (calculated as the total of senior notes plus capital efficient notes) plus preferred shares, aggregate liquidation value plus Common Shareholder's Equity. Please see slide 18 for further information

Source: Company filings, FactSet. Euro and GBP figures translated at 1.18 and 1.33 for income statement figures and 1.14 and 1.27 for balance sheet figures, respectively Financial information for FY 2018 1 Calculated as a 16% increase in P&C reinsurance from 2017 based on AXA SA company filings 10 Top 10 Global Reinsurer with Long Term Focus and Lack of Conflicts 1 Pure reinsurance business model removes potential conflict of interest with client base. ($ in millions) 1 2018 Ranking Company Name Non-Life Reinsurance GPW Life Reinsurance GPW Total Reinsurance GPW Total Shareholders' Equity Pure Reinsurance Focus Composite Model (Non- Life + L&H) Public vs. Private Ownership Parent Company 1 Munich Re $24,127 $12,808 $36,935 $30,293 ü Public 2 Swiss Re 16,545 14,527 31,072 28,727 ü Public 3 Lloyd's 14,731 - 14,731 34,932 Private 4 Hannover Re 14,139 8,501 22,639 10,908 ü ü Public 5 Berkshire Hathaway 9,930 6,602 16,532 352,500 ü Public 6 XL Group 6,412 - 6,412 - Private AXA 7 Everest Re 6,225 - 6,225 7,904 Public 8 SCOR 5,500 10,723 16,223 6,662 ü ü Public 9 5,065 1,235 6,300 6,517 ü ü Private 10 TransRe 4,451 - 4,451 4,724 ü Private Alleghany

EXOR Private Ownership Provides Stability and Allows PartnerRe to Take Long-Term View

PartnerRe

Exor

EXOR, headquartered in The Netherlands and listed on the Milan Stock Exchange, is one of Europe's leading diversified holding companies. It is controlled by the Agnelli family, and has a history of over a century of successful investments.

- Ranked 19th in the Fortune Global 500 list (2018)
- Focused on global businesses primarily based in Europe and the U.S.
- Actively participates in building its companies for the long term
- Strong performance track record; NAV per share (USD) compounded annual growth rate of ~18% since March 2009
- BBB+ long-term rating (stable outlook) from S&P and committed to a conservative capital structure
- PartnerRe is the largest single acquisition in the 100+ years of family business history and currently represents ~32% of EXOR's Gross Asset Value



($ in millions)
Breakdown of Net Asset Value
PartnerRe
(32%)
$7,650
FCA
(28%)
$6,538
(18%)
$4,404
CNH INDUSTRIAL
(14%)
$3,296
The Economist
Others¹
(8%)
$1,885
$23,773
($4,033)
$19,740
EXOR Investments
Gross Asset Value (GAV)
Gross Debt
Net Asset Value (NAV)

Source: EXOR 2018 annual report
Note: Figures as of December 31, 2018 unless otherwise indicated
[1] Includes Juventus, The Economist and other small investments. Also includes cash and cash equivalents and treasury stock

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1 For the year ended December 31, 2018 12 Global Footprint and Broad Underwriting Diversification, with Low Exposure to Property Catastrophe Risk Net Premiums Written by Line of Business1 Gross Premiums Written by Geography1 Active portfolio management leads to attractive business mix with only 5% of net premiums written from property catastrophe reinsurance. 2 Gross Premiums Written by Proportional v. Non-Proportional1 $6.3B $6.3B Life 20% Health 7% Casualty 19% Property 12% Motor 5% Agriculture 9% Multiline & Other 8% Financial Risks 8% Aviation/ Space 3% Marine 1% Engineering 2% 20% 47% 33% Energy 1% Catastrophe 5% = Property & Casualty - $2.7B = Life and Health - $1.2B = Specialty Lines - $1.9B $5.8B North America 47% Middle East, Africa, Russia, and the Commonwealth of Independent States 4% Asia, Australia and New Zealand 11% Europe 34% Latin America and Caribbean 4% Proportional 75% Non - Proportional 25%

13 Life and Health Reinsurance Complements Non-Life Reinsurance Well 2 Attractive returns with high barriers to entry1 Highly concentrated market (top 5 reinsurers control ~80% of the market2) presents an opportunity for PartnerRe to grow profitably Focus on biometric risks (mortality, longevity and morbidity); avoids investment risks Low cyclicality provides balanced, stable return that complements Non-Life Life strategy requires favoring long-term economic value creation over short-term accounting results; long-term private ownership is a competitive advantage 1 S&P estimates that the life reinsurance sector is well placed to generate ROE of just over 10% through 2020. Source: S&P Global, November 2018 2 Source: annual filings for each reinsurer Life and Health is an attractive market for PartnerRe and provides diversification benefits in terms of earnings and capital.

3 Strong Underwriting Performance Coupled with Low Volatility

PartnerRe

Low combined ratio and underwriting profit volatility have contributed to strong earnings and growth in book value during the last five years.



2014-2018 Average Non-Life Combined Ratio
105.0 %
100.0 %
95.0 %
90.0 %
85.0 %
80.0 %
0.0 %
5.0 %
10.0 %
15.0 %
20.0 %
25.0 %
30.0 %
35.0 %
Berkshire Hathaway Reinsurance Group
Axis
Lloyd's
Munich Re
XL Group
Hannover Re
Trans Re
Swiss Re
SCOR
Everest Re
PartnerRe[1]
Renaissance Re
2014-2018 Non-Life Combined Ratio Standard Deviation

- PartnerRe reported a Non-Life combined ratio of 101.9% in 2018 and 102.3% in 2017, the two costliest consecutive catastrophe years in history, with estimated industry catastrophe losses exceeding $193B
- Amongst the lowest expense ratio in the (re)insurance industry (reduced from 6.9% in 2016 to 5.5% in 2018)[2]

Source: Swiss Re Sigma, Respective company filings, period 2014 through 2018. Note: Past performance is not a guarantee of future performance

[1] Combined ratios do not reflect the re-segmentation of U.S. Health for all periods presented. The reclassification of U.S. Health from the Life and Health segment to the P&C segment in Non-life was effective in 2018 and the restatement was only performed for periods from 2016 onwards

[2] Calculated as Other Expenses / Total NPE. FY 2016 Other Expenses adjusted for transaction and reorganization related costs of $128M

14

15 Disciplined Capital Deployment Through the Underwriting Cycle Probable Maximum Loss (PML) Wind (1-in-250 years) PML Earthquake (1-in-250 years) U.S. Northeast Hurricane Europe Windstorm U.S. California Earthquake Japan Earthquake 4 ($ in millions) PartnerRe optimizes its net exposure to catastrophe risk through the cycle, also leveraging retrocessional arrangements and third party capital: catastrophe exposure decreased from 2012 to 2018 in a declining pricing environment and increased from 2018 to 2019 in an improved pricing environment. $1,074 $1,008 $701 $595 $738 Mar 2012 Mar 2014 Mar 2016 Mar 2018 Mar 2019 $922 $626 $461 $377 $409 Mar 2012 Mar 2014 Mar 2016 Mar 2018 Mar 2019 $865 $589 $553 $495 $651 Mar 2012 Mar 2014 Mar 2016 Mar 2018 Mar 2019 $802 $432 $335 $269 $341 Mar 2012 Mar 2014 Mar 2016 Mar 2018 Mar 2019

16 Improved 2019 Industry Pricing Has Led to an Improved Operating Environment for PartnerRe April 2019 Reinsurance Renewal Rate Movements January 2019 Reinsurance Renewal Rate Movements 4 Sources: Willis Re 1st View, January 2019 and April 2019 Ryan: Would not include in non-deal roadshow, only in 2nd day of marketing Improved pricing in reinsurance also corresponds with pricing improvements in primary insurance to lead to an improved business environment. Get rid of Japan Do Property, Specialty, Casualty Jan Property Specialty, Casualty Blank on bottom January 2019 Reinsurance Renewal Rate Movements (Cont’d) Cat Loss Free Cat Loss Hit Risk Loss Free Risk Loss Hit Cat Loss Free Cat Loss Hit Risk Loss Free Risk Loss Free Risk Loss Hit Risk Loss Free Risk Loss Hit Property U.S. Japan Specialty Aerospace Non-Marine Retrocession 0.0% +20.0% +5.0% 0.0% +10.0% +2.5% +7.5% 0.0% +25.0% +15.0% - 5.0% +5.0% 0.0% - 2.5% +10.0% +5.0% +10.0% 0.0% +35.0% +15.0% Cat Loss Free Cat Loss Hit Risk Loss Free Risk Loss Hit Cat Loss Free Cat Loss Hit Risk Loss Free Risk Loss Hit Cat Loss Free Risk Loss Free Risk Loss Hit Risk Loss Free Risk Loss Hit Risk Loss Free Risk Loss Hit Risk Loss Free Risk Loss Hit Risk Loss Free Risk Loss Hit No Loss Emergence With Loss Emergence Property Aerospace Life, Accident & Health United Kingdom U.S. Nationwide Europe Non-Marine Retrocession Trade Credit Europe Casualty Specialty +5.0% - 2.5% +20.0% +5.0% 0.0% - 2.5% +10.0% 0.0% - 2.5% - 7.5% 0.0% - 2.5% 0.0% - 5.0% +10.0% 0.0% 0.0% - 5.0% 0.0% - 5.0% +10.0% 0.0% - 5.0% 0.0% 0.0% - 5.0% 0.0% +10.0% +20.0% 0.0% +10.0% +15.0% +35.0% 0.0% 0.0% +2.5% - 5.0% 0.0% +5.0% +15.0% No Loss Emergence With Loss Emergence No Loss Emergence With Loss Emergence U.S. Professional Liability Casualty U.S. General 3rd Party Liability - 3.0% +3.0% +3.0% +10.0% - 5.0% 0.0% 0.0% +5.0%

5 Robust Financial Strength and Strong Capitalization

PartnerRe

Consistent history of favorable Non-Life reserve development, coupled with low capital volatility despite heavy catastrophe events in 2017 and 2018.

($ in millions)

Net Non-Life Loss Reserves[1]

	Recorded Point Estimate	High	Low
P&C	$6,551	$7,310	$5,397
Specialty	2,493	2,748	2,146
Total Non-Life reserves	**$9,044**		

($ in millions)

Total Capital[2]



$8,025
$1,274
$704
$63
$5,984
$8,193
$1,385
$704
$63
$6,041
$7,929
$1,350
$704
$63
$5,812
$8,375
$1,335
$704
$63
$6,273
2016
2017
2018
Q1 2019
Debt to Total Capital[3]
16.7%
17.7%
17.8%
16.7%
Common Shareholder's Equity[4]
Preferred Shares
Capital Efficient Notes[5]
Senior Notes

Credit Ratings

	FSR	Outlook
S&P	A+	Stable
Moody's	A1	Stable
A.M. Best	A	Positive

[1] As of December 31, 2018. Source: 20-F
[2] Total Capital is a non-GAAP financial measure. It is defined as Total Debt Liabilities (calculated as the total of senior notes plus capital efficient notes) plus preferred shares, aggregate liquidation value plus Common Shareholder's Equity. Please see slide 18 for further information
[3] Debt to Total Capital is a non-GAAP financial measure. It is defined as Total Debt Liabilities divided by Total Capital
[4] Common Shareholder's Equity is a non-GAAP financial measure. It is defined as total shareholders' equity less preferred shares, aggregate liquidation value
[5] Non-consolidated debt issued externally related to capital efficient notes (CENts) of $63M does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The consolidated balance sheet includes the related intercompany notes of $71M issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.

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5 Sound Capital Structure and Financial Leverage

PartnerRe

Optionality to access both USD and EUR capital markets.

($ in millions)

	At March 31, 2019
Common Shareholder's Equity[1]	$6,273
5.875% Series F Non-Cumulative Preferred Shares (Perpetual, Callable March 1, 2018)	67
6.50% Series G Cumulative Preferred Shares (Perpetual, Callable May 1, 2021)	160
7.25% Series H Cumulative Preferred Shares (Perpetual, Callable May 1, 2021)	294
5.875% Series I Non-Cumulative Preferred Shares (Perpetual, Callable May 1, 2021)	183
Total Shareholders' Equity Attributable to PartnerRe	**$6,977**
Capital Efficient Notes	$63[2]
5.500% Senior USD Notes Due 2020	500
1.250% Senior EUR Notes Due 2026	834[3]
Total Capital[4]	**$8,375**
Debt to Total Capital[5]	**16.7%**

- PartnerRe is the only Bermuda (re)insurer that has ever accessed the EUR capital markets; having issued 10 year EUR 750M Senior Notes at Mid-Swap + 105 in September 2016
- Additional details on PartnerRe capital structure are available in the Form 20-F filed with the SEC on March 20, 2019

[1] Common Shareholder's Equity is a non-GAAP financial measure. It is defined as total shareholders' equity less preferred shares, aggregate liquidation value
[2] Non-consolidated debt issued externally related to capital efficient notes (CENts) of $63M does not appear in the debt line of the consolidated balance sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The consolidated balance sheet includes the related intercompany notes of $71M issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.
[3] 750M EUR translated at 1.124 = 843M USD, adjusted for (i) debt discount of ($6M) and (ii) debt issue costs of ($3M)
[4] Total Capital is a non-GAAP financial measure. It is defined as Total Debt Liabilities (calculated as the total of senior notes plus capital efficient notes) plus preferred shares, aggregate liquidation value plus Common Shareholder's Equity
[5] Debt to Total Capital is a non-GAAP financial measure. It is defined as Total Debt Liabilities divided by Total Capital

18

The Company’s investment policy distinguishes between liquid, high quality (investment grade) assets that support the Company’s liabilities, and the more diversified, higher risk asset classes that are allowed within the Company’s capital funds As of March 31, 2019, 82% of the Investment portfolio is represented by cash and cash equivalents, government bonds or investment grade fixed income securities. The remaining 18% of the investment portfolio is well diversified, including real estate exposure, public equities, third-party private equities, alterative credit and strategic ventures / Life ILS The average credit rating and expected average duration of the fixed income portfolio as of March 31, 2019 was A and 4.0 years, respectively, while the average duration of the Company’s liabilities was 4.7 years. Average yield to maturity was 3.0% 19 Conservative Investment Portfolio, Duration-Matched with Liabilities 1 Investment portfolio includes total investments plus cash and cash equivalents 2 The difference to the total investment portfolio of $16.8B relates to the inclusion of accrued interest of $126M, net payable for securities purchased of ($86M) and exclusion of working capital cash of $297M Note: Past performance is not a guarantee of future performance 6 Goal is to achieve optimal balance between strong ALM and net total return. Equities, Real Estate, Other Private Investments $2.6 Standard Fixed Income (represents short-term investments and fixed maturities) and cash and cash equivalents $14.2 ($ in billions) 2 Investment Portfolio1 as of March 31, 2019 Capital Funds $7.9 Liability Funds $8.6 $16.5 $16.8 Liabilities and Capital Funds Investment Portfolio Government fixed maturities, short - term investments, cash and cash equivalents 29% Mortage - backed and Asset - backed Securities 15% Corporate 41% Equities, Real Estate, Other Private Investments 15%

Conservative Investment Portfolio, Duration-Matched with Liabilities Robust Financial Strength and Strong Capitalization Disciplined Capital Deployment Through the Underwriting Cycle Strong Underwriting Performance Coupled with Low Volatility Global Footprint and Broad Underwriting Diversification, with Low Exposure to Property Catastrophe Risk Top 10 Global Reinsurer with Long Term Focus and Lack of Conflicts 1 2 3 4 5 6 Recap of PartnerRe Value Proposition 20

Appendix

PartnerRe Management Team

PartnerRe

The current team combines long-standing PartnerRe leadership with seasoned best-in class external hires.



Emmanuel Clarke
President & CEO
PartnerRe Ltd.
22 years of experience (of which 20 with PartnerRe)



Name	Title	Years of experience
Nikhil Srinivasan	Chief Investment Officer	20
Jonathan Colello[1]	CEO, P&C Americas	20
Philippe Meyenhofer	CEO, P&C EMEA	20
James Beedle	CEO, P&C APAC	29
Greg Haft	CEO, Specialty	25
Marc Archambault	CEO, Life and Health	29
Scott Altstadt	Chief Underwriting Officer	30
Mario Bonaccorso	CFO and Head of Third Party Capital	20
Turab Hussain	Chief Risk and Actuarial Officer	23
Dorothée Burkel	Chief Corporate and People Operations Officer	32

[1] Effective July 1, 2019

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23 PartnerRe Finance B LLC Ownership Structure PartnerRe Ltd. (Guarantor) Bermuda Multiple Subsidiaries PartnerRe Holdings Europe Limited Ireland Multiple Subsidiaries PartnerRe U.S. Corporation Delaware, USA PartnerRe Finance B LLC (Issuer) Delaware, USA Multiple Subsidiaries 100% 100% 100%

L&H: An Attractive Market for PartnerRe 24 Life and Health is highly complementary to Non-Life reinsurance. Complementary characteristics: The business is uncorrelated with macroeconomic, equity market and most insurance events. Most products, especially those that are long term, and markets are not cyclical. Life and Health reinsurance is diversifying. A Life and Health portfolio can be constructed to be well diversified, both by product exposure and geographically, and would improve PartnerRe’s diversification. A large portfolio of Life and Health reinsurance would be stabilizing for PartnerRe’s net income due to its annuity-like characteristics Regular flow of business: The preponderance of Life and Health reinsurance is developed directly (i.e. not brokered), leading to enduring business relationships and a regular flow of business. Long term business explicitly offers a recurring flow of new business from open treaties and stable, recurring, growing, long term cash flows from reinsurance automatically renewing, over time Attractive competitive dynamics: Concentrated, professional, rational competition mean a sensible marketplace. Overconcentration of the industry in many markets means opportunity for the newer/ smaller players as insurers seek diversification. Primary companies are looking for competitive alternatives, including new/ different ideas, high expertise and service. High barriers-to-entry to the industry limit future competition. We have cleared these barriers but they insulate the industry from new entrants. The nature of the business means that it is insulated from competition by third party capital Large and accessible markets: Target markets are sizable and/ or expected to experience considerable growth and generally accessible today for PartnerRe Attractive risk adjusted returns: The business provides attractive risk adjusted margins, as select access to underwriting data and global clientele enable a small group of players to develop trusted relationships with primary life insurance companies. S&P estimates that the life reinsurance sector is well placed to generate ROE of just over 10% through 20201. Scale, diversification and seasoning will give us return stability over time 1 S&P Global, November 2018